Exhibit 21.1
SONDER HOLDINGS INC.
SUBSIDIARIES
As of December 31, 2021

Subsidiaries of the Registrant	State or Other Jurisdiction of Incorporation
Sonder Canada Inc.	Quebec, Canada
Sonder Finance Europe B.V.	Netherlands
Sonder Group B.V.	Netherlands
Sonder Group Holdings LLC	Delaware, USA
Sonder Hospitality USA Inc	Delaware, USA
Sonder International Holdings Ltd	England and Wales
Sonder Technology Inc.	Delaware, USA
Sonder USA Inc.	Delaware, USA
Sonder Stay Mexico, S. de R.L. de C.V.	Mexico
Hospitalité Sonder Canada Inc.	Quebec, Canada
Sonder Holiday Homes LLC	Dubai, United Arab Emirates
Sonder Hospitality UK Ltd	England and Wales

Pursuant to Item 601(b)(21)(ii) of Regulation S-K, the names of other subsidiaries of Sonder Holdings Inc. are omitted because, considered in the aggregate, they would not constitute a significant subsidiary as of the end of latest fiscal year.